NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock (the "Common Stock") of BowFlex Inc. (the "Company") from listing and registration on the Exchange at the opening of business on March 26, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D after the Company's March 5, 2024 Form 8-K and press release disclosure that the Company and certain of its subsidiaries have voluntarily initiated a Chapter 11 proceeding in the United States Bankruptcy Court for the District of New Jersey. In reaching its delisting determination, NYSE Regulation noted the uncertainty as to the ultimate effect of this process on the value of the Company's common stock. On March 5, 2024, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified on March 5, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange on March 15, 2024, that it will waive its right to appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.